                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                                Amendment No. __


                                Safety 1st, Inc.
-------------------------------------------------------------------------------
                                (Name of issuer)


                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                        (Title of class of securities)


                                  786475-10-3
-------------------------------------------------------------------------------
                                 (CUSIP number)


                              James T. Byrne, Jr.
                            Office of the Secretary
                      Bankers Trust New York Corporation
                              130 Liberty Street
                           New York, New York 10006
                               (212) 250-1869

               (Name, address and telephone number of person
              authorized to receive notices and communications)

                                    Copy to:

                            Harvey M. Eisenberg, Esq.
                        O'Sullivan Graev & Karabell, LLP
                             30 Rockefeller Plaza
                           New York, New York 10112
                                (212) 408-2400

                                 July 30, 1997
-------------------------------------------------------------------------------
              (Date of event which requires filing of this statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


                         (Continued on following pages)

CUSIP No. 786475-10-3                 13D                   Page 2 of ___ Pages
          ___________

 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           BT Capital Partners, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                          (b) / /

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
           WC

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                    / /

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

              7    SOLE VOTING POWER
NUMBER OF             634,173
SHARES
BENEFICIALLY  8    SHARED VOTING POWER
OWNED BY
EACH                  0
REPORTING     9    SOLE DISPOSITIVE POWER
PERSON WITH
                      634,173

             10    SHARED DISPOSITIVE POWER

                      0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           634,173

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                         / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.5%

14    TYPE OF REPORTING PERSON*
           CO

CUSIP No. 786475-10-3                 13D                   Page 3 of ___ Pages
          ___________

 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Bankers Trust New York Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                          (b) /x/

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
           Not applicable.

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                    / /

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

              7 SOLE VOTING POWER
NUMBER OF             0
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY
EACH                  0
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON WITH
                      0
             10 SHARED DISPOSITIVE POWER

                      0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                         /x/


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0

14    TYPE OF REPORTING PERSON*
           CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

    This Statement relates to the Common Stock, par value $.01 per share ("Common Stock"), of Safety 1st, Inc. (the "Issuer"), whose principal executive offices are at 210 Boylston Street, Chestnut Hill, Massachusetts, 02167.

ITEM 2. IDENTITY AND BACKGROUND.

    ITEM 2(A) THROUGH (C), ITEM 2(F).

    This statement is being filed by (i) BT Capital Partners, Inc., a Delaware corporation ("BT Capital Partners"), with respect to shares of Common Stock beneficially owned by it as principal and (ii) Bankers Trust New York Corporation, a New York corporation ("BTNY").

    BT Capital Partners is an indirect wholly owned subsidiary of BTNY, through BTNY's subsidiary, BT Holdings (New York), Inc., a Delaware corporation ("BT Holdings"). BT Capital Partners is referred to from time to time as the "Purchaser". Attached hereto as Exhibit 1 is a chart showing the ownership relationship between BTNY and the Purchaser.

    The principal business of BT Capital Partners is as acting as a small business investment company licensed by the Small Business Administration under the Small Business Investment Act of 1958, as amended, investing in management buyouts, venture capital opportunities and mezzanine financing. The principal business of BT Holdings is as a holding company. The principal business of BTNY is as a bank holding company.

    The address of the principal business and principal office of BT Capital Partners is 130 Liberty Street, 25th Floor, New York, New York 10006. The address of the principal business and principal office of BT Holdings and BTNY is 130 Liberty Street, New York, New York 10006.

    The name, citizenship, business or residence address, principal occupation or employment, and name, principal business and address of any corporation or organization in which such employment is conducted of each director and executive officer of the Purchaser and BTNY is set forth in Annex A attached hereto and incorporated into this item 2 by reference.

    Items 2(d) and (3).

    Except as disclosed in Annex B hereto, neither the Purchaser, BTNY, nor, to their best knowledge or belief, BT Holdings, or any of the persons identified in Annex A, have during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

DESCRIPTION OF TRANSACTION

    On July 30, 1997, BT Capital Partners, the Issuer and Bear, Stearns & Co. Inc. ("Bear Stearns") entered into a Stock and Warrant Purchase Agreement (the "Agreement"). Pursuant to the Agreement, BT Capital Partners purchased (i) 7,500 shares of the Issuer's non-voting Series A Preferred Stock, par value $1.00 per share, (ii) Warrants to purchase 570,755 shares of the Issuer's Common Stock and (iii) Warrants to purchase 63,418 shares of the Issuer's Common Stock subject to the Issuer's right to repurchase such Warrants under certain conditions. BT Capital Partners' original cost basis for the purchases of the Series A Preferred Stock and the Warrants was $7,500,000. Any funds used in this acquisition came from working capital.

DISCLAIMER OF GROUP STATUS

    Pursuant to the Agreement, BT Capital Partners and Bear, Stearns were issued warrants to purchase shares of the Issuer's Common Stock. In addition, in connection with the Agreement and the closing of the transactions contemplated thereby, BT Capital Partners entered into (i) a Voting Agreement (a copy of which is attached hereto as Exhibit 3) (the "Voting Agreement") among the Issuer, BT Capital Partners, Bear, Stearns and certain shareholders of the Issuer and (ii) a Registration Rights Agreement (the "Registration Rights Agreement") among the Issuer, BT Capital Partners, Bear, Stearns and Michael Lerner. The Voting Agreement provides that each party to the agreement, including Bear Stearns, will (subject to the satisfaction of a minimum percentage holding of Common Stock by BT Capital Partners) vote all their respective holdings of Common Stock to elect one person designated by BT Capital Partners to the Issuer's Board of Directors. Pursuant to the Registration Rights Agreement, the Issuer agrees with BT Capital Partners and Bear, Stearns to provide certain rights of registration under the Securities Act of 1933 as amended (the "1933 Act"), with respect to their stockholdings of Common Stock. Prior to execution of the Agreement and the Voting Agreement, BT Capital Partners had no contractual or other relationship with Bear, Stearns with respect to beneficial ownership of the Issuer's Common Stock. The Series A Preferred Stock has no voting rights. As a party to the Voting Agreement, BT Capital Partners might be considered to be a member of a group together with Bear, Stearns because BT Capital Partners and Bear, Stearns have agreed (subject to the satisfaction of a minimum percentage holding of Common Stock) to vote their respective shares of Common Stock in favor of the appointment of persons designated by BT Capital Partners and Bear, Stearns, respectively, to the Board of Directors. However, BT Capital Partners disclaims membership in any such group and disclaims beneficial ownership of the shares of Common Stock owned by the other parties to the Voting Agreement. The Voting Agreement is filed as an exhibit hereto and is hereby incorporated by reference in its entirety.

ITEM 4. PURPOSE OF TRANSACTION.

    The Purchaser has acquired the shares of Common Stock reported herein for investment purposes. The Purchaser intends to review from time to time the Issuer's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Purchaser may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Common Stock in the open market, in privately negotiated transactions, through a public offering or otherwise. Except as set forth above, the Purchaser has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

    (a) BT Capital Partners beneficially owns 634,173 shares of Common Stock (all of which 634,173 shares are the subject of warrants), constituting 7.5% of the issued and outstanding shares of Common Stock of the Issuer. 1

    As a parent of the Purchaser, BTNY may be deemed to be the indirect beneficial owner of the shares of Common Stock owned by the Purchaser.

    To the best knowledge and belief of the Purchaser and BTNY, none of the persons listed on Annex A hereto beneficially owns any shares of Common Stock.

    (b) Subject to the provisions of the Voting Agreement, the Purchaser has sole power to vote and dispose of the shares of Common Stock beneficially owned by it.

    (c) Annex C hereto sets forth all transactions in shares of Common Stock that were effected during the past sixty days by the persons referred to in paragraph (a).

    (d) No person other than the persons described in paragraph (a) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by it.

    (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS   WITH
RESPECT TO SECURITIES OF THE   ISSUER.

    Reference is made to the information disclosed under Items 3 and 4 of this Statement which is incorporated by reference in response to this Item. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.

    (a) Unconditional Warrant. Pursuant to Section 2.1 of the Agreement, the Issuer has issued Warrants, which are presently exercisable, dated as of July 30, 1997 which allow each of BT Capital Partners and Bear, Stearns to purchase up to 570,755 shares of Common Stock of the Issuer.

    (b) Conditional Warrant. Pursuant to Section 2.1 of the Agreement, the Issuer has issued Warrants, which are exercisable upon the satisfaction of certain conditions, dated as of July 30, 1997 which allow each of BT Capital Partners and Bear, Stearns to purchase to up 63,418 shares of Common Stock of the Issuer.





------------------------

(1) After giving effect to the exercise of the warrants. Percentages used in this Item 5 are based on the number of securities outstanding as contained in the most recently available filing by the Issuer with the Securities and Exchange Commission.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

    1.  Corporate Structure of BTNY and Certain Subsidiaries.

    2.  Joint filing statement pursuant to Rule 13d-1(f)(1).

    3.  Voting Agreement dated as of July 30, 1997 among Michael Lerner, Michael
         S. Bernstein, BT Capital Partners, Inc. and Bear, Stearns & Co. Inc.

    4. Warrant dated as of July 30, 1997 to purchase Common Stock of Safety 1st, Inc.

    5. Warrant dated as of July 30, 1997 to purchase Common Stock of Safety 1st, Inc.

                                   SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August       , 1997

                                       BANKERS TRUST NEW YORK CORPORATION

                                       By: /s/ James T. Byrne


                                       ----------------------------------
                                       Name: James T. Byrne
                                       Title: Senior Vice President

                                                                        ANNEX A

                       BANKERS TRUST NEW YORK CORPORATION

    The following sets forth the name, mailing address, occupation or principal business affiliation and citizenship of each director and executive officer of BTNY. To the best knowledge and belief of BTNY, none of the following person beneficially owns any shares of Common Stock.

                                                          OCCUPATION OR PRINCIPAL BUSINESS
NAME AND MAIL ADDRESS                                                AFFILIATION                        CITIZENSHIP
----------------------------------------         ---------------------------------------------------    -----------

George B. Beitzel                                Retired Senior Vice President and Director             U.S.
29 King Street                                   International Business Machines Corporation
Chappaqua, NY 10514-3432


Phillip A. Griffiths                             Chairman                                               U.S.
Institute for Advanced Study                     Institute for Advanced Study
Olden Lane
Princeton, NJ 08540


William R. Howell                                Chairman Emeritus                                      U.S.
J.C. Penney Company, Inc.                        J.C. Penney Company, Inc.
P.O. Box 10001
Dallas, TX 75301-0001


Vernon E. Jordan, Jr.                            Senior Partner                                         U.S.
Akin, Gump, Strauss, Hauer &  Feld, LLP
1333 New Hampshire Avenue, N.W.
Suite 400
Washington, D.C. 20036


Hamish Maxwell                                   Retired Chairman and Chief Executive Officer           U.S.
Philip Morris Companies, Inc.                    Philip Morris Companies, Inc.
100 Park Avenue
New York, NY 10017


Frank N. Newman                                  Chairman of the Board and Chief Executive Officer      U.S.
Bankers Trust Company                            and President Bankers Trust Company; Chairman of
130 Liberty Street                               the Board and Chief Executive Officer and
New York, NY 10006                               President Bankers Trust New York Corporation


N.J. Nicholas Jr.                                Investor                                               U.S.
15 West 53rd Street, #34F
New York, NY 10019


Russell E. Palmer                                 Chairman and Chief Executive Officer                  U.S.
The Palmer Group                                  The Palmer Group
3600 Market Street
Suite 530
Philadelphia, PA 19104


                                                          OCCUPATION OR PRINCIPAL BUSINESS
NAME AND MAIL ADDRESS                                                AFFILIATION                        CITIZENSHIP
----------------------------------------         ---------------------------------------------------    -----------

Donald L. Staheli                                Chairman of the Board and Chief Executive Officer      U.S.
39 Locust Street                                 (Retired), Continental Grain Company
New Canaan, CT 0684


Patricia Carry Stewart                           Former Vice President                                  U.S.
Bankers Trust Company                            The Edna McConnell Clark Foundation
c/o Office of the Secretary
130 Liberty Street
New York, NY 10006


George J. Vojta                                  Vice Chairman                                          U.S.
Bankers Trust Company                            Bankers Trust Company and
130 Liberty Street                               Bankers Trust New York Corporation
New York, NY 10006


Paul A. Volcker                                  Director of Various Corporations                       U.S.
599 Lexington Avenue
40th Floor
New York, NY 10021


NAME AND MAIL ADDRESS                                             EXECUTIVE OFFICERS                    CITIZENSHIP
----------------------------------------         ---------------------------------------------------    -----------

Joseph A. Manganello, Jr.                        Senior Managing Director and                           U.S.
Bankers Trust Company                            Chief Credit Officer
130 Liberty Street                               Bankers Trust Company;
New York, NY 10006                               Executive Vice President and
                                                 Chief Credit Officer
                                                 Bankers Trust New York Corporation


Richard H. Daniel                                Senior Managing Director, Chief Financial Officer      U.S.
Bankers Trust Company                            and Controller Bankers Trust Company;
130 Liberty Street                               Vice Chairman, Chief Financial Officer and
New York, NY 10006                               Controller Bankers Trust New York Corporation


Melvin A. Yellin                                 Senior Managing Director and General Counsel           U.S.
Bankers Trust Company                            Bankers Trust Company;
130 Liberty Street                               Executive Vice President and General Counsel
New York, NY 10006                               Bankers Trust New York Corporation


Mary Cirillo                                     Senior Managing Director Bankers Trust Company         U.S.
Bankers Trust Company                            Executive Vice President
130 Liberty Street                               Bankers Trust New York Corporation
New York, NY 10006


                                                          OCCUPATION OR PRINCIPAL BUSINESS
NAME AND MAIL ADDRESS                                                AFFILIATION                        CITIZENSHIP
----------------------------------------         ---------------------------------------------------    -----------

I. David Marshall                                Senior Managing Director and Chief Information         U.S.
Bankers Trust Company                            Officer Bankers Trust Company
130 Liberty Street                               Executive Vice President and
New York, NY 10006                               Chief Information Officer
                                                 Bankers Trust New York Corporation

                           BT CAPITAL PARTNERS, INC.

    The following sets forth the name, mailing address, occupation or principal affiliation and citizenship of each director and executive officer of BT Capital Partners. To the best knowledge and belief of BT Capital Partners, none of the following persons beneficially owns any shares of Common Stock.

                                                             OCCUPATION OR PRINCIPAL BUSINESS
NAME AND MAIL ADDRESS                                                  AFFILIATION                      CITIZENSHIP
----------------------------------------         ---------------------------------------------------    -----------
                                                                        DIRECTORS
----------------------------------------         ---------------------------------------------------    -----------

Douglas Brent                                    President                                              Canada
BT Capital Partners, Inc.                        BT Capital Partners, Inc.
130 Liberty Street
New York, NY 10006


Carl Mueller                                     Chairman                                               U.S.
c/o Bankers Trust Company                        BT Capital Partners, Inc.
280 Park Avenue
New York, NY 10006


Alfred Brittain, III                             Former Chairman                                        U.S.
c/o Bankers Trust Company                        Bankers Trust New York Corporation
280 Park Avenue
New York, NY 10006


Howard Blauvelt                                  Former CEO of Conoco Oil                               U.S.
1410 Piper Way
Keswick, VA 22947


George Vojta                                     Vice Chairman                                          U.S.
Bankers Trust Company                            Bankers Trust New York Corporation
130 Liberty Street
New York, NY 10006


Patrick Callahan, Jr.                            Partner                                                U.S.
Lazard Freres & Co.                              Lazard Freres & Co.
200 W. Madison
Chicago, IL 60606

Larry Williams                                   President                                              U.S.
945 East Paces Ferry Road                        The Breckenridge Group, Inc.
Atlanta, GA 30326


James Hellmuth                                   Former President                                       U.S.
270 Park Avenue, 5th Floor                       BT Capital Corporation
New York, NY 10006


Hamish Maxwell                                   Former Chairman                                        U.S.
Philip Morris Co.                                Philip Morris & Companies
100 Park Avenue
10th Floor
New York, NY 10017


                                                             OCCUPATION OR PRINCIPAL BUSINESS
NAME AND MAIL ADDRESS                                                  AFFILIATION                      CITIZENSHIP
----------------------------------------         ---------------------------------------------------    -----------

Yves De Balman                                   Chairman                                               France
1 Appold Street                                  Bankers Trust International
Broadgate, 4th Floor
London, EC2A 2HE

                                                                         OFFICERS
----------------------------------------         ---------------------------------------------------    -----------

Heide Silverstein                                Treasurer/Secretary                                    U.S.
Bankers Trust Company
130 Liberty Street, 25th Floor
New York, NY 10006


Joseph T. Wood                                   Senior Vice President                                  U.S.
BT Capital Partners, Inc.                        Bankers Trust New York Corporation;
130 Liberty Street, 25th Floor                   Officer BT Capital Partners, Inc.
New York, NY 10006


                                     ANNEX B

    BTCo., BTNY and BTNY's subsidiary, BT Securities Corporation were subject to a Written Agreement, dated December 4, 1994 (the "Written Agreement"), with the Federal Reserve Bank of New York and a Memorandum of Understanding, dated December 21, 1994 (the "Memorandum"), with the New York State Banking Department. The Written Agreement and Memorandum are described in BTNY's Forms 8-K are hereby incorporated by reference into this Annex B. The Written Agreement expired in 1996.

    BT Securities entered into an Order, dated December 22, 1994, of the Securities and Exchange Commission and an Order dated December 22, 1994, of the Commodity Futures Trading Commission. These Orders are included in and described in BTNY's Form 8-K, dated December 22, 1994. This Form 8-K is hereby incorporated by reference into this Annex B.

                                      ANNEX C

    Except as set forth below, neither BT Capital Partners, BTNY nor, to the best of their knowledge, any of the persons referred to Item 5, paragraph (a) had any transactions in shares of Common Stock within the last 60 days.

                                          PRICE PER
IDENTITY                 TRADE DATE      TRANSACTION       QUANTITY     SHARE
--------------------    ------------   ----------------    --------    ---------

BT Capital Partners       07/30/97     Private Purchase     634,173    $    0.01


                                 EXHIBIT INDEX

DOCUMENT


1.  Corporate Structure of BTNY and Certain Subsidiaries.

2.  Joint filing statement pursuant to Rule 13d-1(f)(1).

3. Voting Agreement dated as of July 30, 1997 among Michael Lerner, Michael S. Bernstein, BT Capital Partners, Inc. and Bear, Stearns & Co. Inc.

4.  Warrant dated as of July 30, 1997 to purchase Common Stock of Safety
    1st, Inc.

5.  Warrant dated as of July 30, 1997 to purchase Common Stock of Safety
    1st, Inc.